SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F  X   Form 40-F
                                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

The following is included in this Report on Form 6-K:

1. Press release, dated August 9, 2004.










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
          HEMOSOL CORP. ANNOUNCES SECOND QUARTER 2004 FINANCIAL RESULTS

TORONTO, AUGUST 9, 2004 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced financial results and reviewed operational highlights for the second quarter and six-month period ended June 30, 2004. The quarterly and year-to-date financial results of Hemosol Corp. are compared with those of its predecessor, Hemosol Inc., which was subsequently renamed LPBP Inc. after the completion of a Plan of Arrangement involving Hemosol Inc., its shareholders and MDS Inc. ("MDS"). All amounts are expressed in Canadian currency unless otherwise stated.

For the second quarter ended June 30, 2004 the company had net income of $2.9 million, or $0.05 per share, compared with a net loss for the quarter ended June 30, 2003 of $9.6 million, or ($0.21) per share. The net income resulted from the Company concluding an agreement with MDS, involving a reorganization of its business, which generated gross proceeds of $16 million, and from a cost savings plan implemented in April 2003. Net loss for the first six months of 2004 was $2.1 million, or ($0.04) per share, compared with $20.0 million, or ($0.43) per share, for the same period in the prior year.

"During the quarter, Hemosol focused on negotiating and completing agreements to formalize key relationships that will drive the Company's growth strategy in the near future," said Lee Hartwell, President and Chief Executive Officer of Hemosol. "Completion of the reorganization has provided us with the financial flexibility to proceed with a series of value-creation initiatives that we believe will allow us to leverage the Meadowpine manufacturing facility and further develop our pipeline of oxygen therapeutics and drug delivery technologies."

On April 30, 2004, subsequent to court and shareholder approval, the Company concluded an agreement (the "Arrangement") with MDS, a related party, under which the Company, through a reorganization of the Company's business and certain MDS diagnostic assets, exchanged a significant portion of its existing accumulated future tax assets in exchange for a $16 million ($13.9 million after transaction expenses) cash infusion. This cash infusion allows the Company to pursue multiple strategic opportunities, including the further development of HEMOLINK(TM) (hemoglobin raffimer) and other blood product candidates, as well as advance the implementation of the strategic alliance with ProMetic and the American National Red Cross ("American Red Cross"). After completion of the Plan of Arrangement, Hemosol Corp. became the successor to Hemosol Inc. (which was subsequently renamed LPBP Inc.)

In early June, Hemosol announced that it had entered into definitive license and strategic alliance agreements with ProMetic Biosciences Inc. a subsidiary of ProMetic Life Sciences Inc. (TSX: PLI) ("ProMetic"), to license the Cascade technology developed by ProMetic and its strategic partner, the American Red Cross, for the separation of valuable therapeutic proteins from human plasma. Hemosol is currently integrating the Cascade technology into its state-of-the-art Meadowpine facility and intends, upon completion, to sell the resulting products to customers, including the American Red Cross.

The American Red Cross has committed in principle to supply plasma to Hemosol and subsequently purchase therapeutic products isolated using the Cascade technology. Under the license Hemosol will have the right to the Cascade technology to manufacture therapeutic products from plasma on an exclusive basis in North America. The Company is currently negotiating a supply and purchase agreement with the American Red Cross. As a result of the strategic alliance agreement, ProMetic and Hemosol have also agreed to work together to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other forthcoming licensees of ProMetic outside of North America.

MORE FINANCIAL RESULTS
The Company's operating expenses consist of research and development expenses, marketing and business development, administration and support services expenses.

Total operating expenses for the quarter ended June 30, 2004 decreased to $4.5 million from $8.1 million for the quarter ended June 30, 2003 (a decrease of 44%), bringing operating expenses for the six months ended June 30, 2004 to $8.0 million compared with $17.3 million for the same period in the prior year. The decrease in operating expenses, offset by stock based compensation expenses of $1.1 million, resulted primarily from a cost savings plan implemented in April 2003, which reduced the monthly burn-rate by approximately $2.0 million to the current average monthly burn-rate of approximately $1.2 million. Specifically, costs associated with science and process development, market and business development, support services and administration were significantly reduced during the period. The Company's burn rate is expected to fluctuate with milestone payments to ProMetic, under the terms of the definitive license and strategic alliance agreement, and the delivery and timing of potential biomanufacturing services.

The cash used in operating activities for the three month period ended June 30, 2004 decreased from $9.4 million for the quarter ended June 30, 2003 to $3.3 million for the quarter ended June 30, 2004, a decrease of 65%. Cash used in operating activities for the six months ended June 30, 2004 decreased to $8.2 million compared with $21.1 million for the same period in the prior year. The significant decrease was also a result of restructuring measures implemented in April 2003. Specifically, a reduction in costs associated with the development of HEMOLINK.

As of June 30, 2004 the Company had $11.7 million of cash and cash-equivalents and short-term investments and a further $1 million held in escrow related to the reorganization.

OUTLOOK
Hemosol expects to finish integrating the Cascade technology at its Meadowpine facility over the coming months and be in a position to manufacture and sell clinical material by the end of 2005. Commercial scale implementation would follow, subject to advance approval of the applicable regulatory agency in each jurisdiction where sales are completed, with full-scale commercial revenue anticipated to begin in late 2007 or early 2008.

In addition to meeting its obligations under the aforementioned agreements, Hemosol will continue its work on other key corporate initiatives for the balance of 2004. One of the most important is to determine the clinical path forward for HEMOLINK, the company's core oxygen therapeutic product. Hemosol has worked diligently to address the issues that led to the suspension of clinical trials with the objective of establishing the clinical path forward for HEMOLINK by the end of this year.

Hemosol's R&D team will continue its work in the bio-conjugation and cell expansion areas to develop both a hemoglobin-based drug delivery platform and a portfolio of novel therapeutics to stimulate the growth of blood cells. An active program is underway to pursue partnering and licensing opportunities to continue to advance the development of these products.


About Hemosol
Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol is leveraging its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities. Hemosol has a broad range of novel therapeutic products in development, including HEMOLINK TM (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol is also developing next generation oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and liver cancers, and a cell therapy program initially directed to the treatment of cancer.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Contact:          JASON HOGAN
                  Investor & Media Relations
                  416 361 1331
                  800 789 3419
                  416 815 0080 fax
                  ir@hemosol.com
                  www.hemosol.com
                  ---------------

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products and enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Financial Statements to follow.

     HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF ONTARIO

     CONSOLIDATED BALANCE SHEETS
     (unaudited)
     See Note 1b- Basis of Presentation

                                                            JUNE, 30         December, 31
                                                              2004              2003
     (THOUSANDS OF CANADIAN DOLLARS)
     -----------------------------------------------------------------------------------
     ASSETS
     CURRENT
     Cash and cash equivalents                                 4,765              8,125
     Cash held in escrow [notes 4d and 5]                      1,000                448
     Short-term investments [note 2]                           6,965                  -
     Prepaids and other assets                                 1,004                735
     Inventory                                                 1,257              1,274
     -----------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                     14,991             10,582
     -----------------------------------------------------------------------------------

     Property, plant and equipment, net                       83,026             83,881
     Patents and trademarks, net                               1,304              1,368
     License technology, net [note 6]                          5,195              2,520
     Deferred charges, net                                         -              2,026
     -----------------------------------------------------------------------------------
     TOTAL OTHER ASSETS                                       89,525             89,795
     -----------------------------------------------------------------------------------
                                                             104,516            100,377
     -----------------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

     Accounts payable and accrued liabilities                  1,670              3,394
     Short-term debt                                          20,000             20,000
     -----------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                21,670             23,394
     -----------------------------------------------------------------------------------

     LONG TERM LIABILITIES
     Minority interest [note 4a]                               5,981                  -
     Future tax liability [note 4b]                            2,694                  -
     -----------------------------------------------------------------------------------
     TOTAL LONG TERM LIABILITIES                               8,675                  -
     -----------------------------------------------------------------------------------
                                                              30,345             23,394
     -----------------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY

     Common shares [note 6]                                  311,668            305,983
     Warrants and options [notes 3 and 6]                     11,521             15,642
     Contributed surplus [note 4c]                             9,125              8,535
     Deficit                                                (258,143)          (253,177)
     -----------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                               74,171             76,983
     -----------------------------------------------------------------------------------
                                                             104,516            100,377
     -----------------------------------------------------------------------------------
     See accompanying notes


     HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF ONTARIO

     CONSOLIDATED STATEMENTS OF LOSS (INCOME)
     (unaudited)


                                                              3 MONTHS PERIOD ENDED            6 MONTHS PERIOD ENDED
                                                               JUNE 30         June 30          JUNE 30        June 30
     (THOUSANDS OF CANADIAN DOLLARS EXCEPT FOR SHARE DATA)       2004            2003             2004           2003
     -----------------------------------------------------------------------------------------------------------------
     EXPENSES
     Research and development [note 3]
        Scientific and process                                  2,657           2,225            4,761          5,713
        Regulatory and clinical                                   364           1,854              663          4,760
     Administration [note 3]                                    1,340           2,566            2,169          3,687
     Marketing and business development                            43             542              150          1,422
     Support services                                              77             843              261          1,427
     Foreign currency translation loss                             18              69                9            285
     -----------------------------------------------------------------------------------------------------------------

     Loss from operations before the following                  4,499           8,099            8,013         17,294
     Amortization of deferred charges                             434           1,271            1,687          2,495
     Interest income                                              (51)              -              (87)             -
     Interest expense                                             243             254              506            222
     Net gain on Arrangement [note 4d]                         (6,838)              -           (6,838)             -
     Miscellaneous expense (income)                                19               -              (30)             -
     -----------------------------------------------------------------------------------------------------------------
     Loss (income) before income taxes                         (1,694)          9,624            3,251         20,011
     Minority interest                                           (256)              -             (256)             -
     Provision for income taxes
         Current                                                   50               -              100              -
         Future                                                (1,029)              -           (1,029)             -
     -----------------------------------------------------------------------------------------------------------------
     Net loss (income) for the period                          (2,929)          9,624            2,066         20,011
     -----------------------------------------------------------------------------------------------------------------
     BASIC AND DILUTED LOSS (INCOME) PER SHARE                  (0.05)           0.21             0.04           0.43
     -----------------------------------------------------------------------------------------------------------------
     WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING [000's]                         56,453          46,103           56,163         46,103
     -----------------------------------------------------------------------------------------------------------------
     See accompanying notes


     HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF
     ONTARIO

     CONSOLIDATED STATEMENTS OF DEFICIT
     (unaudited)

                                                              3 MONTHS PERIOD ENDED           6 MONTHS PERIOD ENDED
                                                              JUNE 30         June 30          JUNE 30        June 30
     (THOUSANDS OF CANADIAN DOLLARS EXCEPT FOR SHARE DATA)      2004            2003             2004           2003
     -----------------------------------------------------------------------------------------------------------------


     Deficit, beginning of period                             258,172         251,148          253,177        240,761
     Net loss (income) for the period                          (2,929)          9,624            2,066         20,011
     Distribution [note 4c ]                                    2,900               -            2,900              -
     -----------------------------------------------------------------------------------------------------------------
     DEFICIT, END OF PERIOD                                   258,143         260,772          258,143        260,772
     -----------------------------------------------------------------------------------------------------------------


     HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF ONTARIO

     CONSOLIDATED STATEMENT OF CASH FLOWS
     (unaudited)

                                                                    3 MONTHS PERIOD ENDED          6 MONTHS PERIOD ENDED
                                                                   JUNE 30       June 30           JUNE 30        June 30
     (THOUSANDS OF CANADIAN DOLLARS)                                  2004          2003              2004           2003
     ---------------------------------------------------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income (loss) for the period                                2,929        (9,624)           (2,066)       (20,011)
     Add (deduct) items not involving cash
          Amortization of property plant and equipment                 567           604             1,110          1,207
          Amortization of license technology                            42             -                84              -
          Amortization of patents and trademarks                        41            24                70             49
          Amortization of deferred charges                             434         1,271             1,687          2,495
          Stock based compensation [note 3]                          1,053             -             1,053              -
          Future tax liability                                      (1,029)            -            (1,029)             -
          Minority interest                                           (256)            -              (256)             -
          Net gain on Arrangement [note 4d]                         (6,838)            -            (6,838)             -
          Foreign currency translation (gain) loss                      (8)           69                 -            285
     ---------------------------------------------------------------------------------------------------------------------
                                                                    (3,065)       (7,656)           (6,185)       (15,975)
     Net changes in non-cash working capital
         balances related to operations                               (282)       (1,710)           (1,975)        (5,126)
     ---------------------------------------------------------------------------------------------------------------------
     CASH USED IN OPERATING ACTIVITIES                              (3,347)       (9,366)           (8,160)       (21,101)
     ---------------------------------------------------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Patent and trademark costs                                         (4)          (52)               (6)           (95)
     Purchase of capital assets                                       (125)       (6,327)             (255)        (8,160)
     Purchase of license technology [note 6]                        (1,500)            -            (1,500)             -
     Proceeds from Arrangement, net of transaction costs [note 4d]  12,898             -            12,898              -
     Purchase of short term investments [note 2]                    (6,965)            -            (6,965)             -
     ---------------------------------------------------------------------------------------------------------------------
     CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                 4,304        (6,379)            4,172         (8,255)
     ---------------------------------------------------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Proceeds on issuance of common shares [note 6]                      -             -               180              -
     Proceeds from loan [note 5]                                         -         3,000                 -         13,000
     Cash released from escrow                                           -             -               448              -
     Deferred charges                                                    -             -                 -            (29)
     ---------------------------------------------------------------------------------------------------------------------
     CASH PROVIDED BY FINANCING ACTIVITIES                               -         3,000               628         12,971
     ---------------------------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------------------------------------------------
     EFFECT OF EXCHANGE RATES ON CASH                                    8           (69)                -           (285)
     ---------------------------------------------------------------------------------------------------------------------

     Net increase (decrease) in cash and
        cash equivalents during the period                             965       (12,814)           (3,360)       (16,670)
     Cash and cash equivalents, beginning of period                  3,800        13,723             8,125         17,579
     ---------------------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS, END OF PERIOD                        4,765           909             4,765            909
     ---------------------------------------------------------------------------------------------------------------------
     See accompanying notes


                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HEMOSOL CORP.


                               By:   /s/  LEE D. HARTWELL
                                    --------------------------------------------
                                    Name:   Lee D. Hartwell
                                    Title:  President, Chief Executive Officer
                                            and Chief Financial Officer

Date:  August 9, 2004









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